                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9


                             (Amendment No. 21)


             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                              WLR FOODS, INC.
                         (Name of Subject Company)




                              WLR FOODS, INC.
                    (Name of Person(s) Filing Statement)


                         Common Stock, No Par Value
         (including the associated preferred stock purchase rights)
                       (Title of Class of Securities)


                                929286 10 2
                   (CUSIP Number of Class of Securities)


                              Delbert L. Seitz
                          Chief Financial Officer
                              WLR Foods, Inc.
                               P.O. Box 7000
                          Broadway, Virginia 22815
                               (703) 896-7001
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                 Copies to:


      Neil T. Anderson, Esq.              John W. Flora, Esq.
      Sullivan & Cromwell                 Wharton, Aldhizer & Weaver
      125 Broad Street                    100 South Mason Street
      New York, New York  10004           Harrisonburg, Virginia 22801
     (212) 558-4000                      (703) 434-0316

            This Amendment No. 21 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated March 14, 1994, as amended (the "Schedule 14D-9"), filed by WLR Foods, Inc., a Virginia corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated March 9, 1994, as amended (the "Schedule 14D-1"), of the bidder, Tyson Foods, Inc., a Delaware corporation (the "Bidder"), to, through its wholly-owned subsidiary, WLR Acquisition Corp., purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.


Item 9.     Material to be Filed as Exhibits.


            Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 49 --     Press Release, dated June 29, 1994.

Exhibit 50  --    Form of Letter to Shareholders of the Company, dated
                 June 29, 1994.

Exhibit 51 --   Form of letter to Producers of the Company, dated
                June 29, 1994.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 1994


                                    WLR FOODS, INC.



                                    By:  /s/ James L. Keeler
                                        Name:  James L. Keeler
                                        Title: President and Chief
                                               Executive Officer